Filed Pursuant to Rule 424(b)(3)

Registration No. 333-239967

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated July 29, 2020)

AdaptHealth Corp.

Secondary Offering of

2,545,455 shares of Class A Common Stock

This prospectus supplement supplements the prospectus dated July 29, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239967). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on July 30, 2020 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time in one or more offerings by the selling securityholder identified in the Prospectus of up to 2,545,455 shares of our Class A Common Stock issuable upon conversion of our Series B-1 Preferred Stock issuable upon conversion of our Series B-2 Preferred Stock issued to Deerfield Partners, L.P. in a private placement on July 1, 2020.

Our Class A Common Stock is listed on the Nasdaq Capital Market and trades under the symbol “AHCO”. On July 28, 2020, the closing price of our Class A Common Stock was $18.89.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

See the section entitled “Risk Factors” beginning on page 9 of the Prospectus and any similar section contained in any applicable prospectus supplement to read about factors you should consider before buying our securities.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act and are subject to reduced public company reporting requirements. We are also a “smaller reporting company” as defined by Rule 12b-2 of the Exchange Act and are subject to reduced public company reporting requirements. See “Risk Factors.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 3, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

AdaptHealth Corp.

(Exact name of registrant as specified in its charter)

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 26, 2020

Delaware	001-38399	82-3677704
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

220 West Germantown Pike, Suite 250
Plymouth Meeting, PA
(address of principal executive offices)

19462

(zip code)

(610) 630-6357
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 UR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CPR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	AHCO	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Pursuant to that certain Investment Agreement, dated as of May 25, 2020 (the “Investment Agreement”), by and among AdaptHealth Corp., a Delaware corporation (the “Company”), OEP AHCO Investment Holdings, LLC, a Delaware limited liability company (the “Purchaser”), and, solely for purposes of Section 3.10 thereof, One Equity Partners VII, L.P., a Delaware limited partnership, the Company agreed to increase the size of its board of directors (the “board”) by two members in order to elect to the board one individual designated by the Purchaser and one independent director nominated by the Company or the board. As previously reported, on July 9, 2020, the board voted to increase the size of the board by two members and appointed the Purchaser’s designee, Brad Coppens, to the board as a Class III director with a term expiring at the Company’s 2022 annual meeting of stockholders to fill one of the newly-created vacancies. On July 26, 2020, the board appointed David S. Williams III to the board as a Class II director with a term expiring at the Company’s 2021 annual meeting of stockholders to fill the other vacancy. Mr. Williams will receive the same compensation opportunities as the Company’s other non-employee directors. The board has determined that Mr. Williams is “independent” within the meaning of the applicable rules and regulations of the Securities and Exchange Commission and the listing standards of the Nasdaq Stock Market.

For more information on the Investment Agreement, please refer to the description thereof under the heading “Investment Agreement” in Item 1.01 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020 and the full text of the Investment Agreement, which is attached as Exhibit 10.1 to such Current Report on Form 8-K.

There were no other arrangements or understandings between Mr. Williams and any other person pursuant to which Mr. Williams was selected as a director. Mr. Williams has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

On July 26, 2020, the Company entered into an indemnification agreement with Mr. Williams in the form attached as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 14, 2019, which provides that, subject to limited exceptions, and among other things, the Company will indemnify Mr. Williams to the fullest extent permitted by law for claims arising in his capacity as a director of the Company.

On July 30, 2020, the Company issued a press release announcing the appointment of Mr. Williams, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

  (d)            Exhibits

99.1	Press Release, dated July 30, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AdaptHealth Corp.

By:	/s/ Gregg Holst
Gregg Holst
Chief Financial Officer

Dated: July 30, 2020

Exhibit 99.1

FOR IMMEDIATE RELEASE

ADAPTHEALTH CORP. APPOINTS DAVID S. WILLIAMS III

TO BOARD OF DIRECTORS

Plymouth Meeting, PA – July 30, 2020 - AdaptHealth Corp. (NASDAQ: AHCO) (“AdaptHealth”), a leading provider of home medical equipment, supplies and related services in the United States, announced today the appointment of digital health executive and innovator David S. Williams III to the Company’s Board of Directors.

Williams is co-founder of Care3, Inc. and currently serves as CEO. Founded in 2015, Care3 is a next generation technology and real-world data platform for patients, families, and medical and social care professionals to optimize care delivered in the home and community.

Prior to Care3, Williams founded two digital health care companies.

In 2012, Williams co-founded and served as CEO of InvolveCare, a task crowdsourcing mobile platform focused on family caregivers. InvolveCare was funded and acquired by Aetna after 14 months of operation and served as the base for the Aetna Medicaid mobile app. In 2006, Williams was the Founding Executive, Chief Marketing Officer and Head of Business Development at PatientsLikeMe, which grew to become the world's leading online health data crowdsourcing platform and was ultimately acquired by United Health Group in 2019.

Williams began his career as an executive in the consulting and pharmaceutical industries, including Deloitte and Eli Lilly and Company.

Williams received his BS in Economics and Entrepreneurial Management from The Wharton School of the University of Pennsylvania and his MBA in Digital Strategy from the UCLA Anderson School of Management. He is a member of the 2013 Class of Henry Crown Fellows with The Aspen Institute and a member of the Aspen Global Leadership Network. Williams also serves on the board of directors of the Price Center for Entrepreneurship & Innovation at UCLA.

“David is a tested, proven national healthcare executive and thought leader who has repeatedly helped bridge the communication and care divide between patients, physicians and their families through the use of technology,” said AdaptHealth CEO, Luke McGee. “We expect to benefit greatly from David’s experience and insights as we continue to apply innovation, technology, and best-in-class processes to further expand AdaptHealth’s role as an integral part of the healthcare delivery ecosystem.”

“It is an honor to join the board of AdaptHealth at this exciting time in its development,” said Mr. Williams. “I am impressed with the Company’s entrepreneurial spirit, its commitment to innovation, and focus on patient care and satisfaction."

About AdaptHealth Corp.

AdaptHealth Corp. is a leading provider of home healthcare equipment, medical supplies to the home and related services in the United States. AdaptHealth provides a full suite of medical products and solutions designed to help patients manage chronic conditions in the home, adapt to life and thrive. Product and services offerings include (i) sleep therapy equipment, supplies and related services (including CPAP and biPAP services) to individuals suffering from obstructive sleep apnea, (ii) home medical equipment (HME) to patients discharged from acute care and other facilities, (iii) oxygen and related chronic therapy services in the home, and (iv) other HME medical devices and supplies on behalf of chronically ill patients with diabetes care, wound care, urological, ostomy and nutritional supply needs. The Company is proud to partner with an extensive and highly diversified network of referral sources, including acute care hospitals, sleep labs, pulmonologists, skilled nursing facilities, and clinics. AdaptHealth services beneficiaries of Medicare, Medicaid and commercial insurance payors. AdaptHealth services over approximately 1.7 million patients annually in all 50 states through its network of 247 locations in 40 states.

Forward Looking Statements

This press release includes certain statements that are not historical facts but are forward looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s acquisition pipeline and the impact of the recent coronavirus (COVID-19) pandemic and our response to it. These statements are based on various assumptions and on the current expectations of Company management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties, including the outcome of judicial and administrative proceedings to which the Company may become a party or governmental investigations to which the Company may become subject that could interrupt or limit the Company’s operations, result in adverse judgments, settlements or fines and create negative publicity; changes in the Company’s clients’ preferences, prospects and the competitive conditions prevailing in the healthcare sector; and the impact of the recent coronavirus (COVID-19) pandemic and the Company’s response to it. A further description of such risks and uncertainties can be found in the Company’s filings with the Securities and Exchange Commission. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company presently knows or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts:

AdaptHealth Corp.	The Equity Group Inc.
Brittany Lett	Devin Sullivan
Vice President, Marketing	Senior Vice President
(909) 915-4983	(212) 836-9608
blett@adapthealth.com	dsullivan@equityny.com

Kalle Ahl, CFA
Vice President
(212) 836-9614
kahl@equityny.com